

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2013

<u>Via E-mail</u>
Jesse Lawrence
Chief Executive Officer
Sedition Films Inc.
Ground Floor Suite
37 Netherhall Gardens
London NW3 5RL
United Kingdom

    Re: Sedition Films Inc.
             Registration Statement on Form S-1
             Filed February 5, 2013
             File No. 333-186461

Dear Mr. Lawrence:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure that you do not intend to be a blank check company or a shell company. Based on the information provided in your filing, it appears that you may be a shell company as defined in Rule 405 under the Securities Act of 1933. We note that you have a nominal amount of cash and other assets, no revenues to date and appear to have no or nominal operations. We also note that significant steps remain to commence your business plan. Please revise throughout to clarify that you are a shell company and caution investors as to the highly illiquid nature of an investment in your shares. Discuss the restrictions imposed on such companies, including the unavailability of Rule 144 of the Securities Act of 1933 for resales of restricted securities. Also revise the Risks Factors section on page 9 accordingly. Alternatively, please provide us with detailed facts and analysis demonstrating that you are not a shell company.

2. Please disclose whether your sole director is independent under the independence standards applicable to you. See Item 407(a) of Regulation S-K.

Registration Statement Fee Table

3. Given that you are registering a number of shares of common stock for resale, please revise to calculate your registration fee in accordance with Rule 457(a), rather than Rule 457(o), or advise.

Prospectus Cover Page

4. Please revise the first paragraph to reconcile the number of shares that you are offering with the number of shares that are listed in the registration statement fee table.

Prospectus Summary, page 6

Our Business, page 6

General, page 6

5. Please disclose the fact that the company was initially incorporated under the name Renaissance Films Inc. and then changed its name to Sedition Films Inc. on September 26, 2011. Please also disclose this information in the Description of Business section on page 21.

6. Please revise to disclose in one of your introductory paragraphs that you have not received any commissions to produce any films to date nor have you produced any documentary films. Also disclose in the summary that you have not generated any revenues. Additionally, disclose your cash on hand as of the most recent practicable date, your monthly "burn rate," pre and post-offering, and the month you will run out of funds without additional capital.

7. Please revise the summary to briefly describe the steps that you have taken to date to commence your business. If applicable, revise to disclose the two films that you intend to produce in the next 12 months and describe the steps that you have taken to achieve this goal.

8. As you will not receive any proceeds from this offering, please briefly disclose the estimated amount of funds that you will need for you to commence operations and produce the two films in the next 12 months.

Risk Factors, page 9

9. Because your officer is your sole director, he will determine his compensation, and there
    may not be funds available to grow your business. Please add a risk factor to describe the
    attendant risks or tell us why it is not necessary.

If we do not obtain additional financing…, page 9

10. Please disclose your monthly "burn rate," the month you will run out of funds without the
    addition of capital and an estimate of the amount of funds needed to accomplish your
    business goals. Also revise the second paragraph to disclose the estimated additional
    funds that you will need to commence your operations. Additionally, in lieu of stating
    your accumulated deficit, please use the term net loss.

We lack an operating history…, page 6

11. Please quantify the amount of losses you may incur given your expected burn rate and
    delete the separate amounts listed as part of the net loss figure as they do not add up to
    $5,750.

Because we have only one officer and director who may not have enough experience…, page 10

12. It appears that some of the risks described in this risk factor are also disclosed in the risk
    factor beginning with "Our sole director has no experience managing a public
    company…" on page 13. Furthermore, it appears that the risks on internal controls are
    separate from the risks of not being able to recognize potential acquisition and
    exploration opportunities. Please revise the risk factors accordingly. Additionally, revise
    to remove the third-to-last sentence of the paragraph as the disclosure mitigates the
    described risks.

We may be exposed to potential risks and significant expenses…, page 10

13. We note your disclosure regarding obtaining regulatory approval. It is unclear whether
    this refers to regulatory approval for future documentary films or something else entirely.
    Please revise to explain.

We will incur costs and expenses for SEC reporting…, page 14

14. Please quantify the anticipated costs of being a public company in this risk factor.

The Offering, page 15

15. Please reconcile the $0.03 and $0.04 price per share of the common stock that the selling
    shareholders purchased pursuant to the private placements referenced in this section with

the disclosure elsewhere in the prospectus. Please revise.

Description of Business, page 21

16. Please revise this section in the next amendment so that it provides an accurate picture of
your business at the time of effectiveness. Much of the current disclosure here appears to
describe your aspirations, rather than the actual state of your company. In this respect,
please remove references to specific companies such as BBC, Netflix, Virgin and HBO
unless you have an executed agreement currently in effect.

Broadcasters, page 22

17. We note your discussion of potential broadcasters. Please revise to clarify that you
cannot provide any assurance that you will be able to enter into any agreements with
broadcasters.

Our Films, page 22

18. Please tell us whether you have any agreements in place with Neil Clark or Tyson Fury to
be a part of these projects. If so, please file a copy as a material contract. If not, please
discuss where you are in the process to secure their participation.

19. Please revise to clarify, if true, that you have not received any commissions for the two
film projects that you intend to begin in the next 12 months. Also revise this section to
disclose the developmental stage that you are at with regards to these two projects and the
related estimated costs of production for each film.

Competition, page 23

20. Please explain how producing a pilot would evidence ownership or copyright of an idea.

Management's Discussion and Analysis, page 27

21. In the second paragraph you mention what will happen if you "are unable to successfully
raise money in this offering" and that you "will need funding from this offering." Please
reconcile this disclosure to other disclosure throughout your filing that states that you will
not receive any proceeds from the sale of the common stock covered by this prospectus.

22. We note your disclosure in this section that you have no assets yet you also disclose your
cash on hand in this section and that you have purchased assets in the Plan of Operations
and Description of Business. Please revise accordingly.

Plan of Operations, page 29

23. Please clarify whether you have already taken any concrete steps towards each of the milestones listed and the source of the funds for each given that your cash balance will be significantly depleted to pay for the expenses of this offering. Please revise to clarify whether the 12 month plan will commence upon the completion of this offering and state when you expect to generate revenue.

Results of Operations from Inception through April 30, 2012, page 31

24. Please present under this heading amounts from inception through your year ended April 30, 2012, and label the section as being for such "year" ended. Also, for the amounts currently provided under this heading that are from inception through October 31, 2012, present them under a separate heading labeled for this period, or labeled for the appropriate most recent interim period from inception with corresponding amounts. In doing the latter, refer to the comment below in regard to the age of the financial statements included in the filing.

25. After consideration to the comment above, please reconcile the total operating expenses for the period from May 17, 2011 (inception) to October 31, 2012 that you currently present here of $2,479 to the $5,696 presented on the statement of operations, as appropriate. In so doing, note the comment below in regard to amounts presented in the statement of operations for this period.

Results of Operations for the Three Months Period Ending October 31, 2012, page 31

26. Please provide a section for results of operations for the appropriate most recent year to date interim period, in addition to or in place of the most recent three month ended period that you currently present. In doing so, refer to comment #28 in regard to the age of the financial statements included in the filing.

Liquidity and Capital Resources, page 32

27. We note your disclosure that you do not anticipate generating any substantial revenue until you "complete the financing from this offering" and that your "only source of cash at this time is investments by others in this offering." Please explain what you mean by these statements given that only the selling security holders will receive any proceeds from the offering and discuss how you intend to secure appropriate funding for each step.

Financial Statements

28. In regard to the next amendment and expected effective date of this filing, please consider the age of financial statements requirements pursuant to Rule 8-08(b) of Regulation S-X.

April 30, 2012

Notes to the Financial Statements, page F-7

29. Please include a note which discloses (1) depreciation expense for the period, (2) balances of major classes of furniture and equipment, (3) accumulated depreciation, and (4) general description of the method or methods used in computing depreciation with respect to major classes of depreciable assets. For further guidance, refer to ASC 360-10-50.

October 31, 2012

Statement of Operations, page F-13

30. From your presentation for the period from May 17, 2011 (inception) to October 31, 2012, it appears that net loss from operations and net loss should be the same, but the reported amounts differ.   Please revise here as appropriate and elsewhere throughout your filing for consistency. For example, refer to pages 8, 9, F-12, F-14, and F-17.

Statements of Cash Flows, page F-14

31. Please note that the heading of the statement for the current year period should be for the most recent year to date interim period and not the most recent three months ended interim period.

32. The net loss for the period indicated for the six months ended October 31, 2012 does not agree with the corresponding amount on the statement of operations. Please reconcile for consistency.

Notes to the Financial Statements

Note 5: Income Taxes, page F-17

33. It appears the headings of the tables in this note should be October 31, 2012. Please revise.

Exhibit 3.2

34. This exhibit contains the amendment to the articles of incorporation and not the bylaws as stated in the exhibit list. Please file a copy of the bylaws as an exhibit and revise the exhibit list accordingly.

Exhibit 5.1

35. The opinion refers to a Legal Matters section that does not appear in the registration statement. Please revise the registration statement accordingly.

36. The number of shares of common stock that counsel has listed in the legality opinion does not reconcile with the number of shares that you intend to register on the registration statement. Please revise.

Exhibit 23.1

37. Provide a currently dated consent from the independent registered public accountant in any amendment of this filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        David Lubin, Esq.